UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY HOURLY

EMPLOYEE RETIREMENT SAVINGS PLAN

PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

December 31, 2012 and 2011

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative

Committee of Fortune Brands Home & Security, Inc.:

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 26, 2013

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$123,277	$109,928
Receivables
Company contributions	93	112
Participant contributions	70	74
Notes receivable from participants	9,293	9,212

Total receivables	9,456	9,398

Liabilities
Accrued administrative expenses	—	32

NET ASSETS AVAILABLE FOR BENEFITS	$132,733	$119,294

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
Additions
Allocated share of Fortune Brands, Inc.
Master Trust net investment (loss) income	$—	$(10,039)
Allocated share of Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net investment income	14,465	8,832
Interest income on notes receivable from participants	316	321
Company contributions	4,767	4,820
Participant contributions	9,499	9,412
Rollover contributions	94	74

Total additions	29,141	13,420

Deductions
Benefits paid to participants	15,322	12,607
Administrative expenses	—	32

Total deductions	15,322	12,639

Net increase prior to transfers	13,819	781
Net transfers from the Plan (See Note C)	(380)	(463)

NET INCREASE	13,439	318

Net assets available for benefits
Beginning of year	119,294	118,976

End of year	$132,733	$119,294

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (f/k/a Fortune Brands Hourly Employee Retirement Savings Plan) (the “Plan”) is a tax-qualified defined contribution retirement plan covering certain hourly, non-union employees. The Plan is maintained by Fortune Brands Home & Security, Inc. (“Home & Security” or “FBHS”). The Plan was previously maintained by Fortune Brands, Inc. (“Fortune” or “Former Parent”) until October 3, 2011 when Home & Security was spun off as an independent, publicly-traded company. Effective October 4, 2011, the Former Parent retained no ownership interest in Home & Security. Home & Security assumed sponsorship of the Plan and the Plan was renamed the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan. The Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

FBHS and each of its operating subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participated in the Plan in 2012 and 2011 were: MasterBrand Cabinets, Inc. (“MasterBrand”); Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”), which includes Fypon LLC; Fortune Brands Windows, Inc., which includes Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc. and SimEx, Inc.; and Waterloo Industries, Inc.

The financial statements present the net assets available for benefits as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended. Through October 3, 2011 the assets of the Plan were included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Former Parent Master Trust”), along with the assets of a retirement savings plan maintained by Fortune, known as the Fortune Brands Retirement Savings Plan. The Former Parent Master Trust investments were administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”). The Plan’s assets were transferred, in kind, from the Former Parent Master Trust to the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “FBHS Master Trust”) when Home & Security assumed sponsorship of the Plan on October 4, 2011. Fidelity serves as the Trustee of the FBHS Master Trust.

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Plan contributions are held by the Trustee and accumulated in separate participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions under Section 401(k) of the Code of up to 50% of their “eligible compensation” (as defined under the Plan). Each participant’s annual tax-deferred contributions are limited by the Code to $17 in 2012 and $16.5 in 2011. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect to make additional unmatched, pretax “catch up” contributions of up to $5.5 in 2012 and 2011.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation. If a participant has reached the limitations on tax-deferred contributions as described above, the participant may elect to have the tax-deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax-deferred contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled in the Plan and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants making tax-deferred contributions automatically have their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. This automatic deferral increase program does not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

All of the Companies, except Therma-Tru, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s pre-tax elective contributions. Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) on behalf of each of its employees who is an eligible participant. The QNEC is made each payroll period and is equal to 3% of compensation.

MasterBrand’s Kinston location also made profit-sharing contributions for their eligible employees in 2012 and 2011. For more information on the amount of contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including assets invested in an FBHS common stock fund, which gives participants the option to own shares of FBHS common stock. The Plan designates the FBHS common stock fund of the Plan as an employee stock ownership plan (“ESOP”).

Prior to the Spin-off, the Plan included a Fortune common stock fund (“Fortune Stock Fund”). Effective June 15, 2011, the Fortune Stock Fund was converted from unit accounting to share accounting; as a result of this change, participants who invested in the Fortune Stock Fund directly held shares of Fortune common stock through the fund. Effective October 4, 2011, FBHS established the Fortune Brands Home & Security common stock fund (“FBHS Stock Fund”) and the Fortune Stock Fund was renamed the Beam Inc. common stock fund (“Beam Stock Fund”). On October 4, 2011, participants who held shares in the Fortune Stock Fund on September 20, 2011, received one share of Home & Security common stock and one share of Beam Inc. common stock for every share of Fortune common stock held. Participants had the ability to transfer out of the Beam, Inc. common stock fund at any time but were not permitted to make additional investments into the fund.

Effective June 29, 2012, the Beam Inc. stock fund was eliminated as an available investment option under the Plan. Participants invested in the Beam Inc. stock fund had until June 29, 2012 to sell their shares and invest their proceeds in any of the other available investment options under the Plan. The Plan sold any shares of Beam Inc. common stock remaining in the Plan on June 29, 2012. If participants did not otherwise make a new investment election to apply to the funds previously invested in the Beam Inc. stock fund, the Plan invested the proceeds of the sale of the Beam Inc. stock fund in a default investment.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers from other

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions, plus earnings on their contributions. Vesting in the Company matching, plus earnings on those contributions, occurs after one year of service.

Therma-Tru participants are 100% vested in their Therma-Tru QNEC account at all times. MasterBrand’s Kinston location participants are 100% vested in their Kinston profit-sharing account at all times.

Forfeitures

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $225 and $215, respectively. These accounts will be used to reduce future Company contributions or will be used to pay Plan expenses. Company contributions were reduced by $0 and $49 during the years ended December 31, 2012 and 2011, respectively, from forfeited nonvested accounts and Plan expenses were reduced by $46 and $78 during the years ended December 31, 2012 and 2011, respectively, from forfeited nonvested accounts.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loans also do not exceed $50. Any requested loans are also reduced by other loan amounts outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment. Benefits are generally payable in a lump sum or in installment payments, with the exception of money purchase amounts from prior plans which are payable in annuity form. The Plan also permits withdrawals to be made by participants who remain employed by FBHS and who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan. Distributions that qualify as eligible rollover distributions under the Plan may be rolled over from the Plan into a traditional or Roth IRA.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Adoption of New Accounting Guidance

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities. The amendments were applied prospectively and were effective for annual periods beginning after December 15, 2011. The amended guidance did not have a material effect on the Plan’s financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Plan’s investment in the FBHS Master Trust at December 31, 2012 and 2011 is presented at fair value, which has been determined based on the fair value of the underlying investments of the FBHS Master Trust.

The investments held by the FBHS Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the net asset value (“NAV”) of units of each bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that a fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

See Note D – Investment in FBHS Master Trust and Former Parent Master Trust for the investments held in the FBHS Master Trust as of December 31, 2012 and 2011, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or December 31, 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income not from notes receivables from participants are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Former Parent Master Trust investment income through October 3, 2011 and as allocated share of FBHS Master Trust investment income thereafter.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Former Parent Master Trust investment income through October 3, 2011 and as allocated share of FBHS Master Trust investment income thereafter. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses incurred prior to October 3, 2011 were paid directly by the Former Parent’s plan’s suspense accounts and those incurred thereafter were paid directly by the Plan’s suspense accounts.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Retirement Savings Plan through October 3, 2011 and the Fortune Brands Home & Security Retirement Savings Plan thereafter occurred due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies. Transfers from the Plan were $445 and $712 at December 31, 2012 and 2011, respectively. Transfers into the Plan were $65 and $249 at December 31, 2012 and 2011, respectively.

NOTE D—INVESTMENT IN FBHS MASTER TRUST AND FORMER PARENT MASTER TRUST

The Plan was invested in the Former Parent Master Trust through October 3, 2011 and transferred its assets to the FBHS Master Trust effective October 4, 2011.

FBHS Master Trust

The investments of the FBHS Master Trust are maintained under a trust agreement with the Trustee. The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan had a total beneficial interest of approximately 24.30% and 25.33% in the FBHS Master Trust’s net assets at December 31, 2012 and 2011, respectively. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

The FBHS Master Trust’s net assets at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Assets
Investments, at fair value
Interest bearing cash	$32,078	$31,241
Mutual funds	278,798	215,880
Collective trust funds	180,169	138,829
Common stock	16,255	48,232

Total investments	507,300	434,182

Due from brokers	41	310

Total assets	507,341	434,492

Liabilities
Other payables	—	62
Due to brokers	—	503

Total liabilities	—	565

Net assets of the FBHS Master Trust available for benefits	$507,341	$433,927

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the FBHS Master Trust for the year ended December 31, 2012 and the period October 4, 2011 through December 31, 2011, are as follows (in thousands):

	2012	2011
Net appreciation in fair value
Mutual funds	$29,121	$16,790
Collective trust funds	18,753	10,405
Common stock	10,398	8,794

Net appreciation in fair value of investments of the Master Trust	58,272	35,989

Interest income	260	4
Dividend income	8,828	3,196

Administrative expenses	(945)	(26)

FBHS Master Trust net investment income	$66,415	$39,163

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

The following tables present the FBHS Master Trust’s investments by level within the fair value hierarchy as of December 31, 2012 and 2011 (in thousands):

	2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$32,078	$—	$—	$32,078
Mutual funds
U.S. large cap equity	135,044	—	—	135,044
U.S. small cap equity	43,029	—	—	43,029
International equity	33,726	—	—	33,726
Core fixed income	66,999	—	—	66,999

Total mutual funds	278,798	—	—	278,798
Collective trust funds
Lifepath (a)	—	180,169	—	180,169
Common stock
Fortune Brands Home & Security, Inc.	16,255	—	—	16,255

Total investments at fair value	$327,131	$180,169	$—	$507,300

	2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$31,241	$—	$—	$31,241
Mutual funds
U.S. large cap equity	114,930	—	—	114,930
U.S. small cap equity	16,096	—	—	16,096
International equity	28,250	—	—	28,250
Core fixed income	56,604	—	—	56,604

Total mutual funds	215,880	—	—	215,880
Collective trust funds
Lifepath (a)	—	138,829	—	138,829
Common stock
U.S. small cap equity	22,518	—	—	22,518
Beam Inc.	18,048	—	—	18,048
Fortune Brands Home & Security, Inc.	7,666	—	—	7,666

Total common stock	48,232	—	—	48,232

Total investments at fair value	$295,353	$138,829	$—	$434,182

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

(a)	The collective trust funds are valued at their December 31, 2012 and 2011 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

Former Parent Master Trust

The net depreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Former Parent Master Trust for the period January 1, 2011 through October 3, 2011, are as follows (in thousands):

For the Period 1/1/11 – 10/3/11
Net depreciation in fair value
Mutual funds	$(43,094)
Collective trust funds	(16,499)
Common stock	(21,080)

Net depreciation in fair value of investments of the Former Parent Master Trust	(80,673)
Interest income	30
Dividend income	4,784
Administrative expenses	(1,020)

Former Parent Master Trust net investment loss	$(76,879)

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE F—TAX STATUS

On April 4, 2008, the Internal Revenue Service (“IRS”) determined and informed Fortune by letter, that the plan and related trust are designed in accordance with applicable sections of the Code. This determination letter is applicable to IRS review of the working copy of the Plan and the associated amendments submitted with the application dated January 30, 2007. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code. FBHS has filed an application with the IRS to obtain an updated determination letter and is awaiting response from the IRS.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2012 and 2011

(Dollars in thousands)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain FBHS Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The FBHS Master Trust also holds shares of FBHS common stock.

Fees have been paid to Fidelity by the Plan for record-keeping and investment management services for the years ended December 31, 2012 and 2011.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and FBHS, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Hourly Retirement Savings Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
	Loans to participants—
*	Interest rates ranging from 3.25% to 9.25%		$9,293

			$9,293

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

June 26, 2013	By:	/s/ Elizabeth R. Lane
Elizabeth R. Lane, Chair
Employee Benefits Administrative Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.